PROPERTY LEASE

Sonic Environmental Solutions Inc. / Contech PCB Containment Technology Inc.
of 1778 West 2nd Avenue, Vancouver, BC V6J 1H6 (hereafter called "Sonic")

Lease from

Hazco Environmental Services Inc.
of 13511 Vulcan Way, Richmond, BC V6Y 1K4 (hereafter called "Hazco")

Hazco Environmental considers this lease to be a fair and reasonable document.

This lease contains reasonable protection for the landlord (Hazco) and Tenant (Sonic) and is written in a manner easily understandable.

1. Parties: The parties to this Agreement are: Hazco Environmental Service Ltd., hereinafter called Landlord and Sonic Environmental Solutions Inc., hereinafter called Tenant.

2. Properties: Landlord hereby lets an area which approximately 40' in the North-South direction and 50' in the East-West direction to Tenant for the terms of this Agreement. The Tenant will have vehicular access to the leased area through a gate located on the West fence.

3. Term: The term of this Agreement shall be for (1) one year beginning on November 1, 2003 and ending on November 1, 2004, with a year to year extension option upon review of terms and rate.

4. Rent: The total rent for said property shall be $24,000 per year (plus GST), to be paid monthly in amounts of $2,000 due and payable on the 1st day of each month beginning November 1, 2003. In addition to the base rent amount, the Tenant will pay a processing fee of $50 per tonne of material handled through the Plant I facility located on the leased site. This amount shall be calculated per calendar month by weight, invoiced and paid along with the monthly rent payment on the 1st of each month.

5. Utilities: Landlord agrees to furnish the following services and/or utilities. They shall be metered installations and shall be at Sonic's expense. Any required installation shall be according to all permits and code requirements.
(yes) electricity
(yes) water

6. Security Deposit: Tenant shall deposit with the Landlord $25,000 to be held as security deposit. This deposit will be returned in full, when this lease expires if, after inspection by the Landlord, the premises are in good condition (normal wear and tear excepted) and tenant owes no back rent.

7. Tenant shall not lease or sublease nor assign any rights under the lease without the written consent of the Landlord.

8. Landlord may enter premises at reasonable times for the purposes of inspection, maintenance or repair, and to show the premises to buyers or prospective tenants. In all instances, except those of emergency or abandonment, the Landlord shall give 24-hour notice prior to such an entry. Confidentiality - no pictures or recording of equipment in such case and Sonic must know who is entering. If such party is a competitor of Sonic then Sonic must be notified 72 hours prior to entry in order to secure/cover confidential apparatus.

9. Tenant agrees to occupy the premises and shall keep same in good condition, reasonable wear and tear excepted, and shall not make any alterations, including changing or adding locks, without the written consent of the Landlord. Tenant further agrees to notify Landlord immediately if any repairs are necessary. Sonic will need to add its own locks and fence around said property but will notify landlord for approval. No one other than authorized personnel may enter the enclosed area except in case of emergency. Sonic/Contech shall incorporate spare key, emergency procedures and call out requirements into Hazco's emergency response document.

10. Landlord agrees to regularly maintain the grounds in a clean, orderly, and safe manner, including removal of ice and snow. Landlord further agrees upon notice by Tenant to complete, within a reasonable time, all necessary repairs to utilities, which are not within the control of the tenant area but required by the tenant.

11. Tenant agrees not to use the premises in such a manner as to disrupt the peace and quiet of other tenants and the immediate neighbours. Tenant further agrees not to cause public nuisance.

12. Tenant shall, upon termination of this Agreement, vacate and return the premises in the same condition that it was received excluding the 40 foot by 40 foot engineered slab.

13. Any waiver or modification of the condition of this Agreement shall be in writing and signed by both Landlord and Tenant.

14. Any holding over after the termination of this Lease shall be construed as creating a month-to-month tenancy.

15. Additional Terms:

(a) It is understood that the area being leased shall be used for the express purpose of testing and treating PCB contaminated soil and other items utilizing "Sonic's Technology" the low frequency sonic system.

(b) It is understood that nothing shall be constructed without the express written consent of Hazco which shall be not be unreasonably withheld.

(c) It is understood that Sonic Environmental Solutions shall be constructing a 40 foot by 40 foot designed and permitted slab upon which a temporary structure shall be erected. A 20 foot storage container shall also be placed adjacent to the temporary structure.

(d) Any equipment, design, process, plant or appurtenances shall be engineered and approved by the authority having jurisdiction. Such approvals shall be made available to Hazco with the necessary legal and other patent protection expected.

(e) When the tenant vacates, the temporary structure shall be removed at no expense to Hazco or sold if a price can be negotiated. At the discretion of Hazco, the slab may remain the property of Hazco once the Some site has been tested and found to be free of PCBs to MWLAP requirements. Otherwise, the slab will be removed by Sonic.

(f) Some shall maintain an environmental impairment insurance policy covering PCB handling and processing which shall indemnify Hazco.

(g) Any site contamination issues caused by Sonic's operations shall be remedied by Sonic. Should remedial work by Sonic not be to current regulations, Hazco shall have the authority to clean the site and back charge the costs to Sonic/Contech.

(h) Sonic shall produce and maintain an Operations Plan and a Contingency Plan to cover any work on the site. The plans shall be submitted to Hazco for approval and reference prior to any operations. Approval of changes shall not be unreasonably withheld. Hazco must review any changes in either plan prior to implementation by Sonic.

(i) All documentation exchanged by both parties will be treated as Confidential and as such may not be forwarded without approval.

We, the undersigned, agree to this Lease.

Dated at Richmond, this 21st day of October, 2003.

Landlord:

Hazco Environmental Services Inc.
Per:	/s/ Gregory Campbell, VP Pacific Region Authorized Signatory

Tenant:

Sonic Environmental Solutions Inc./Contech PCB Containment Technology Inc.
Per:	/s/ Adam R. Sumel Authorized Signatory